April 27, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549
Attention: Andrew Schoeffler

RE:	Wheeling-Pittsburgh Corporation (the “Company”)
Registration Statement on Form S-3 (File No. 333-130579)
Ladies and Gentlemen:
The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WHEELING-PITTSBURGH CORPORATION
/s/ David A. Luptak
David A. Luptak
Executive Vice-President, Secretary and General Counsel